January 13, 2006


By facsimile to (212) 593-5955 and U.S. Mail


Mr. Thomas J. Baldwin
Chairman, Chief Executive Officer, and President
Morton`s Restaurant Group, Inc.
3333 New Hyde Park Road, Suite 210
New Hyde Park, NY 11042

Re:	Morton`s Restaurant Group, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed January 9, 2006
File No. 333-130072

Dear Mr. Baldwin:

	We reviewed the filing and have the comments below.

1. We note that you intend to respond to prior comments 1, 2, 4, 23,
24, 32, 33, 34, and 36 in a subsequent pre-effective amendment to the registration statement. Allow us sufficient time to review the amendment before requesting acceleration of the registration statement`s effectiveness.

Table of Contents, page i

2. Refer to prior comment 5. As requested previously, move the paragraph after the table of contents on page i so that it follows the summary and risk factor sections. See Item 502 of Regulation
S-K
and section IV.B. of Release 33-7497.

Summary Financial Data, page 7

3. We note your revised presentation of the separate financial statements of Morton`s Restaurant Group, Inc. (MRG) and MHCI. Although you plan to merge MHCI into MRG prior to consummating this offering, for all practical purposes, MHCI, including its subsidiary
MRG, is the entity you are offering. Therefore, please revise your summary and selected financial data to present MRG financial data for periods prior to the formation of MHCI, and MHCI consolidated financial data thereafter. This will be consistent with the audited historical financial statements and representative of the entity being offered. To facilitate this presentation, please label the financial data columns as MRG through 2003 and MHCI thereafter and include a footnote to explain the basis for this presentation. In addition, please revise all other financial disclosures in the filing, such as in the prospectus summary and in MD&A, accordingly.

Risk Factors, page 10

4. Refer to prior comment 15. The ninth risk factor`s caption or heading continues to state merely a fact and is too vague to describe adequately the risk that follows. Please revise.

Dilution, page 26

5. We note your response to prior comment 21. Include as part of the disclosure the reason for not including the options and restricted stock grants in the table.

Value of Equity Compensation Issued in Fiscal 2005, page 49

6. We note the references to "a third party" and "the third party valuation" here and in the financial statements` notes on pages F-25 and F-79. If you refer to a third party, you must identify the party and obtain its consent. See Rule 436 of Regulation C under the Securities Act. Otherwise, you should delete the references to a third party.

Board Composition, page 69

7. Refer to prior comment 32. We are unable to locate disclosure of the three year term of each class. Thus, we reissue that portion of the comment to state the term of each class.

Principal and Selling Stockholders, page 73

8. Refer to prior comment 38. We note the revised disclosure in footnote (5) that Mr. John K. Castle shares voting and investment control over the securities held by Castle Harlan Partners III, L.P.
As requested previously, identify the persons with whom Mr. Castle shares voting and investment control.


Stock Purchase of Wilshire Restaurant Group, Inc., page 76

9. Quantify the number of preferred units of MHLLC that will be cancelled, and tell us why you are engaging in this transaction.

Statements of Cash Flows, page F-86

10. We note from your response to our prior comment 62 that you believe the redemption of PIK notes is properly classified as a financing cash outflow, as it represents the repayment of PIK notes that were outstanding and were accruing interest. While the unpaid interest is legally converted to a note payable, in substance the PIK notes are simply an obligation for unpaid interest. Upon payment, the cash outflow should be reflected as an operating outflow, similar to any other interest, as required by paragraph 23d of SFAS 95. Question 22 of AICPA Technical Questions Section 1300 also says negative amortization of debt should be treated as an adjustment to operating cash flows. Please revise your statements of cash flows accordingly.

Note 4.  Restaurant Closing Costs and Other (Benefit) Charges
(b) Morton`s - 90 West Street, NY, page F-16

11. We note that in response to our prior comment 64 you have changed the classification of the proceeds received from property insurance from operating activities to investing activities on the statements of cash flows. Please confirm to us that the buildings from which you received insurance proceeds were owned by the Company or under capital lease. Also, as previously requested, please tell us how you classified in your statement of cash flows, the $4.3 million of insurance proceeds related to business interruption received in 2004, specifically indicating whether you considered the proceeds operating, investing, or financing activities and your basis for such classification.

Note 13.  Employee Subscription Agreements, page F-24

12. We note your response to our prior comment 65. From your disclosure, it appears that the valuation performed contemporaneous with the August 2003 grant was prepared internally by MHLLC`s Board of Advisors. Because this grant represents approximately 88% of common units outstanding, we believe you should revise your disclosure to also discuss the valuation method and assumptions used in that internal valuation.

13. With respect to the January 4, 2004 appraisal of enterprise value, which was allocated first to the value of outstanding debt and preferred stock with no value remaining to be allocated to the common equity, please tell us the enterprise value computed under both the market and income approaches, the blended enterprise value, and the values of then outstanding debt and preferred stock. Please also provide a summary of the calculations or the key assumptions used (e.g., operating income, EBITDA multiple, etc.) so we can understand how the enterprise values were computed. Also, from your selected financial data on page 32, it is not clear that preferred stock was outstanding during 2003.

Other

14. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

15. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form S-1 registration statement.

Exhibit 10.8

16. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit`s attachments, refile the exhibit in its entirety.

Closing

	File an amendment to the S-1 and in response to the comments. To expedite our review, Morton`s may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Morton`s
thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Morton`s and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Morton`s requests acceleration of the registration statement`s effectiveness, Morton`s should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Morton`s from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Morton`s may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton`s provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Claire L. Erlander, Staff Accountant, at (202) 551-3301 or Lynwood F. Shenk, Assistant Chief Accountant, at (202) 551-3380. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or Christopher B. Edwards,
Special
Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Michael R. Littenberg, Esq.
	Schulte Roth & Zabel LLP
	919 Third Avenue
	New York, NY 10022

	Eric S. Haueter, Esq.
	James O`Connor, Esq.
	Sidley Austin LLP
	787 Seventh Avenue
	New York, NY 10019



Mr. Thomas J. Baldwin
January 13, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE